EXHIBIT 99.1

CORRECTION: Volvo Consolidated Cash-Flow Statement, Q1 2005

GOTEBORG, Sweden, April 29, 2005 (PRIMEZONE) -- In the Volvo Group's interim report for the first quarter of 2005, an adjustment for the new IFRS reporting standards related to cash flow was classified incorrectly as financial instead of operative. The incorrect classification had no effect on Volvo's consolidated income statement or balance sheet, nor did it affect Volvo's financial position.

Volvo's cash-flow model is intended to reflect actual cash flow on each line of the statement. This means that Volvo adjusts for certain changes in the balance sheet that are not classified as having an effect on cash flow, for example, currency movements, changes in accounting, such as the application of IFRS, International Financial Reporting Standards, and similar. In the report for the first quarter of 2005, an IFRS adjustment was classified incorrectly as financial instead of operative.

The now adjusted classification results in the following changes in the cash-flow statement for the first quarter of 2005 (the abbreviation VFS in the tables refers to Volvo Financial Services):

 For full press release see attachment!

 For further information, please contact:

 Media Relations: Marten Wikforss, +46 31 66 11 27

 Investor Relations: Fredrik Brunell, +46 66 11 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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